Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202584

The information in this preliminary Pricing Supplement is not complete and may be changed. This preliminary Pricing Supplement and the accompanying Prospectus Supplement and Prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 1, 2015 Preliminary Pricing Supplement dated , 2015 (To Prospectus Supplement dated April 30, 2015 and Prospectus dated April 30, 2015)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$             Buffered Digital Notes due December 29, 2017 Linked to the Russell 2000® Index

Issuer:	Canadian Imperial Bank of Commerce

Issue Date:	June 30, 2015

Valuation Date:	December 26, 2017*

Maturity Date:	December 29, 2017*

Reference Index:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)

Digital Percentage:	[17.00% - 21.00%]**

** The actual Digital Percentage will be determined on the Valuation Date and will not be less than 17.00%.

Buffer Percentage:	15.00%

Payment at Maturity:	If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment per $1,000 principal amount Note that you hold calculated as follows:

☐      If the Index End Level is equal to or greater than the Index Start Level, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Digital Percentage]

Assuming that the Digital Percentage is set at 17.00%, if the Index End Level is equal to or greater than the Index Start Level, you will receive a payment at maturity of $1,170.00 per $1,000 principal amount Note that you hold.

☐      If the Index End Level is less than the Index Start Level but the Index Return is equal to or greater than -15.00%,

         you will receive a cash payment of $1,000 per $1,000 principal amount Note

☐      If the Index Return is less than -15.00%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Percentage)]

If the Index declines by more than 15.00% from the Index Start Level to the Index End Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -15.00%. You may lose up to 85.00% of the principal amount of your Notes.

	Initial Issue Price(1)(2)	Price to Public(1)(2)	Agent’s Commission(3)(4)	Proceeds to Issuer(3)
Per Note	$1,000	100%	2.25%	97.75%
Total	$	$	$	$

(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $977.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Valuation Date, based on our internal pricing models, is expected to be between $ and $ per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “The Bank’s Estimated Value of the Notes” on page PRS-16 of this Pricing Supplement.

(3)	CIBC World Markets Corp. will receive commissions from the Issuer of up to 2.25% of the principal amount of the Notes, or up to $22.50 per $1,000 principal amount. CIBC World Markets Corp. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by CIBC World Markets Corp. will be equal to the selling concession paid to such dealers. Dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions or fees or commissions, as described above. In such circumstances, CIBC World Markets Corp. will also forgo some or all commissions paid to it by the Issuer.

(4)	In addition to the selling concessions and fees described above, CIBC World Markets Corp. may pay additional marketing, structuring, referral or other fees (collectively, “Other Fees”) of up to 0.75% of the principal amount per Note in connection with the distribution of the Notes by certain dealers participating in such distribution. With respect to each dealer participating in the distribution of the Notes, in no case will the sum of (a) the selling commissions and fees paid to that dealer and (b) the amount of Other Fees, if any, paid in connection with the distribution of Notes by that dealer exceed 2.25% of the principal amount per Note.

The Notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the Notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this Pricing Supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See the “Risk Factors” sections in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus.

CIBC World Markets Corp. or one of our other affiliates may use this pricing supplement in a market-making transaction in a security after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about , 2015 against payment in immediately available funds.

CIBC World Markets

Terms of the Notes, Continued

Index Return:	The performance of the Index from the Index Start Level to the Index End Level, calculated as follows:

Index End Level – Index Start Level Index Start Level

Index Start Level:	, the Index Closing Level on the date of this Pricing Supplement.
Index End Level:	The Index Closing Level on the Valuation Date.
Index Closing Level:

For any date, the official closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in this Pricing Supplement.

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Calculation Agent:	Canadian Imperial Bank of Commerce
CUSIP/ISIN:	13605WAV3 / US13605WAV37

*Subject to postponement in the event of a Market Disruption Event, as described under “Certain Terms of the Notes—Market Disruption Events” in this Pricing Supplement.

The Notes are new issues of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated April 30, 2015 (the “Prospectus”) and the Prospectus Supplement dated April 30, 2015 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this Pricing Supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, in the documents referred to in this Pricing Supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and CIBC World Markets Corp. (“CIBCWM”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and CIBCWM is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of CIBCWM, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Prospectus Supplement dated April 30, 2015 and Prospectus dated April 30, 2015 filed with the SEC on April 30, 2015: http://www.sec.gov/Archives/edgar/data/1045520/000119312515161379/d916405d424b3.htm

PRS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this Pricing Supplement, the Prospectus Supplement dated April 30, 2015 and the Prospectus dated April 30, 2015, each filed with the SEC. See “About This Pricing Supplement” in this Pricing Supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Buffered Digital Notes due December 29, 2017 Linked to the Russell 2000® Index

CUSIP/ISIN:	13605WAV3 / US13605WAV37

Minimum Investment:	$1,000 (one Note)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes:	$

Currency:	U.S. Dollars

Trade Date:	Expected to be June 25, 2015

Original Issue Date:	Expected to be June 30, 2015 (to be determined on the Trade Date and expected to be the 3rd scheduled Business Day after the Trade Date)

Valuation Date:

The third scheduled Trading Day prior to the Maturity Date.

The Valuation Date may be delayed by the occurrence of a Market Disruption Event (as defined below). See “Certain Terms of the Notes—Market Disruption Events.”

Trading Day:	A “Trading Day” means a day on which the principal trading market for futures and options on the Reference Index is open for trading.

Maturity Date:	December 29, 2017. The Maturity Date may be postponed upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events.” No interest will accrue as a result of delayed payment.

Payment at Maturity:

If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment per $1,000 principal amount Note that you hold calculated as follows:

☐       If the Index End Level is equal to or greater than the Index Start Level, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Digital Percentage]

Assuming that the Digital Percentage is set at 17.00%, if the Index End Level is equal to or greater than the Index Start Level, you will receive a payment at maturity of $1,170.00 per $1,000 principal amount Note that you hold.

☐       If the Index End Level is less than the Index Start Level but the Index Return is equal to or greater than -15.00%, you will receive a cash payment of $1,000 per $1,000 principal amount

          Note

☐       If the Index Return is less than -15.00%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Percentage)]

PRS-2

Index Start Level:	The “Index Start Level” of the Reference Index will be the Index Closing Level of the Reference Index on the date of this Pricing Supplement.

Index End Level:	The “Index End Level” of the Reference Index will be the Index Closing Level of the Reference Index on the Valuation Date.

Index Closing Level:	For any date, the official closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in this Pricing Supplement.

Index Return:

The performance of the Index from the Index Start Level to the Index End Level, calculated as follows:

Index End Level – Index Start Level
Index Start Level

For the avoidance of doubt, the Index Return may be a negative value.

Digital Percentage:	[17.00% - 21.00%] The actual Digital Percentage will be determined on the Valuation Date and will not be less than 17.00%.

Buffer Percentage:	15.00%

Principal at Risk:	You may lose up to 85% of your initial investment at maturity if the Index End Level is below the Index Start Level.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different calculation agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at the sole discretion of it, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

PRS-3

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes.

Clearance and Settlement:	We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-7 of the accompanying Prospectus Supplement, as modified by this Pricing Supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

PRS-4

INVESTOR SUITABILITY

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing your up to 85% of initial investment.
•	You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that has the downside market risk of an investment in the Reference Index.
•	You do not believe that the Index Closing Level of the Reference Index will decline by more than the Buffer Percentage.
•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Reference Index.
•	You accept that there may be little or no secondary market for the Notes.
•	You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing up to 85% of your initial investment.
•	You require an investment designed to guarantee a full return of principal at maturity.
•	You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that has the downside market risk of an investment in the Reference Index.
•	You believe that the price of the Reference Index will decline by more than the Buffer Percentage during the term of the Notes.
•	You seek an investment that participates in the appreciation in the price of the Reference Index or has unlimited return potential.
•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Reference Index.
•	You seek current income from your investment.
•	You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be a secondary market.
•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to an investment in the Notes.

CERTAIN TERMS OF THE NOTES

Payments of Principal

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day (“Following Business Day Convention”).

Unavailability of the Index Closing Level of the Reference Index on the Valuation Date

PRS-5

If the Index Closing Level is not available on the Valuation Date, then the Index Closing Level for the Reference Index on that date will be determined by the Calculation Agent. In determining the Index Closing Level for the Reference Index on that date, the Calculation Agent may consider any relevant information, including, without limitation, information consisting of relevant market data in the relevant market supplied by one or more third parties or internal sources including, without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other relevant market data in the relevant market.

Market Disruption Events

If a Market Disruption Event in respect of the Reference Index occurs or is continuing on the Valuation Date, the Index Closing Level of the Reference Index for the Valuation Date will equal the Index Closing Level of the Reference Index on the first Trading Day following the Valuation Date on which the Calculation Agent determines that a Market Disruption Event in respect of the Reference Index is not continuing. If a Market Disruption Event in respect of the Reference Index occurs or is continuing on each Trading Day to and including the seventh Trading Day following the Valuation Date, the Index Closing Level of the Reference Index will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that seventh Trading Day, regardless of the occurrence or continuation of a Market Disruption Event in respect of the Reference Index on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Index Closing Level of the Reference Index that would have prevailed in the absence of the Market Disruption Event in respect of the Reference Index. No interest will accrue as a result of delayed payment.

A “Market Disruption Event” in respect of the Reference Index means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the Reference Index:

•	a suspension, absence or limitation of trading in futures or options contracts relating to the Index in the primary market for those contracts, as determined by the Calculation Agent;
•	any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to effect transactions in, or obtain market values for, futures or options contracts relating to the Index in its primary market;
•	the closure on any day of the primary market for futures or options contracts relating to the Index on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;
•	any scheduled Trading Day on which the exchanges or quotation systems, if any, on which futures or options contracts on the Index are traded, fails to open for trading during its regular trading session; or
•	any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” below.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “— Unavailability of the Index Closing Level of the Reference Index on the Valuation Date” or “— Market Disruption Events” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which futures or options contracts on the Index are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the Notes or the Bank. Holders of the Notes will be entitled to rely on any valuation or

PRS-6

calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the Notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the Notes upon request.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities – Events of Default” in the accompanying Prospectus) with respect to the Notes, the default amount payable will be equal to the Payment at Maturity, calculated as though the date of acceleration were the Maturity Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Senior Debt Securities – Events of Default” beginning on page 9 of the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

HYPOTHETICAL PAYMENTS AT MATURITY ON THE NOTES

The following table illustrates the hypothetical total return on the Notes under various circumstances. The “total return” as used in this Pricing Supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis and do not take into account any tax consequences of investing in the Notes. The hypothetical examples below also make the following key assumptions:

•	Initial Index Level: 100.00*
•	Buffer Percentage: 15.00%
•	Digital Percentage: 17.00%

* The hypothetical Initial Index Level of 100.00 has been chosen for illustrative purposes only and does not represent a likely actual Initial Index Level for the Index. The Initial Index Level will be equal to the Index Closing Level on the Issue Date. The Index Closing Level on May 29, 2015 was 1,246.53. For more information about recent levels of the Index, please see “Information Regarding the Index” below.

Index End Level	Index Return	Payment at Maturity**	Total Return on Notes
150.00	50.00%	$1,170.00	17.00%
140.00	40.00%	$1,170.00	17.00%
130.00	30.00%	$1,170.00	17.00%
120.00	20.00%	$1,170.00	17.00%
110.00	10.00%	$1,170.00	17.00%
105.00	5.00%	$1,170.00	17.00%
100.00	0.00%	$1,170.00	17.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%

PRS-7

85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$950.00	-5.00%
70.00	-30.00%	$850.00	-15.00%
60.00	-40.00%	$750.00	-25.00%
50.00	-50.00%	$650.00	-35.00%
40.00	-60.00%	$550.00	-45.00%
30.00	-70.00%	$450.00	-55.00%
20.00	-80.00%	$350.00	-65.00%
10.00	-90.00%	$250.00	-75.00%
0.00	-100.00%	$150.00	-85.00%

        **per $1,000 principal amount Note

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Index Start Level of 100.00 to an Index End Level of 110.00.

Because the Index End Level is not less than the Index Start Level, the investor receives a payment at maturity of $1,170.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Digital Percentage]

$1,000 + [$1,000 x 17.00%] = $1,170.00

The total return on the investment of the Notes is 17.00%.

Example 2: The level of the Index decreases from an Index Start Level of 100.00 to an Index End Level of 90.00.

Because the Index End Level is less than the Index Start Level but the Index Return is not less than -15.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The level of the Index decreases from an Index Start Level of 100.00 to an Index End Level of 60.00.

Because the Index Return is less than -15.00%, the investor will receive a payment at maturity of $750.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Percentage)]

$1,000 + [$1,000 x (-40.00% + 15.00%)] = $750.00

The total return on the investment of the Notes is -25.00%.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this Pricing Supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this Pricing Supplement and the accompanying Prospectus and Prospectus Supplement.

PRS-8

The Notes do not Guarantee Return of Principal; You May Suffer a Loss of up to 85% of the Principal Amount of Your Notes

The Notes do not guarantee a return of principal. Any payment on the Notes at maturity depends on the Index End Level of the Reference Index. The Bank will only repay you the full Principal Amount of your Notes if the Index Return is equal to or greater than -15.00%. If the Index Return is less than -15.00%, you will lose 1% of your initial investment for every 1% that the Index Return falls below -15.00%.

The Payment at Maturity is Limited Even if the Index Return is Positive

If the Index Return is equal to or greater than 0%, you will receive at maturity, for $1,000 principal amount Note that you hold, $1,000 plus an additional amount equal to $1,000 times the Digital Percentage. Assuming that the Digital Percentage is set at 17.00%, the maximum payment that you may receive at maturity will be $1,170.00 per $1,000 principal amount Note that you hold. You will not participate in any appreciation of the Index in excess of the Digital Percentage, which may be significant.

The Payment at Maturity Is Not Linked to the Price of the Reference Index at Any Time Other Than the Valuation Date

The Payment at Maturity will be based on the Index End Level of the Reference Index (subject to adjustments as described). Therefore, for example, if the Index Closing Level declined substantially as of the Valuation Date compared to the Issue Date, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Index Closing Level prior to the Valuation Date. Although the actual Index Closing Level at maturity or at other times during the term of the Notes may be higher than the Index End Level, your Payment at Maturity will not benefit from the Index Closing Level at any time other than the Valuation Date.

If the Level of the Reference Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Reference Index. Changes in the level of the Reference Index may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

We Will Not Hold Securities Related to the Reference Index for Your Benefit

The indenture and the terms governing your Notes do not contain any obligation on us or our affiliates to hedge nor any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the futures or options on the Reference Index that we or they may acquire. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the Notes will be successful or will be maintained over the term of the Notes. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including futures or options on the Reference Index. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Index

In the ordinary course of their business, we or our affiliates may have expressed views on expected movements in the Reference Index, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Index may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Index from multiple sources, and you should not rely solely on views expressed by us or our affiliates. For additional information, see “Information Regarding the Reference Index” in this Pricing Supplement.

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The Historical Performance of the Reference Index Should Not Be Taken as an Indication of Its Future Performance.

The level of the Reference Index will determine the amount to be paid on the Notes at maturity. The historical performance of the Reference Index does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the Reference Index will rise or fall during the term of the Notes. The level of the Reference Index will be influenced by complex and interrelated political, economic, financial and other factors.

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We or one or more of our affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, or one or more of our affiliates, may have in our or their proprietary account. We and our affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this Pricing Supplement.

In addition, the Bank will serve as Calculation Agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

The Calculation Agent Can Postpone the Determination of the Index Closing Level if a Market Disruption Event Occurs.

The determination of the Index End Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will use the Index Closing Level on the first subsequent Trading Day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than seven Trading Days. As a result, if a Market Disruption Event occurs or is continuing on the Valuation Date, the Maturity Date for the Notes could also be postponed, although not by more than seven Trading Days. No interest will accrue as a result of delayed payment.

If the determination of the Index End Level for the Valuation Date is postponed to the last possible day, but a Market Disruption Event in respect of that Reference Index occurs or is continuing on that day, that day will nevertheless be the date on which the Index End Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the level that would have prevailed in the absence of the Market Disruption Event. See “Certain Terms of the Notes—Market Disruption Events.” Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts.”

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There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment at maturity on the Notes. We will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Index has occurred. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payment at maturity on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts.”

No Assurance that the Investment View Implicit in the Notes Will Be Successful

It is impossible to predict with certainty whether and the extent to which the level of the Reference Index will rise or fall. There can be no assurance that the Index Return will be equal to or greater than -15.00%. The Index End Level may be influenced by complex and interrelated political, economic, financial and other factors that affect the Reference Index. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Index in particular, and the risk of losing a significant portion of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Index will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Reference Index would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Reference Index” in this Pricing Supplement for further information regarding the historical performance of the Reference Index.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of the Bank

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of Canadian Imperial Bank of Commerce, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities – Events of Default” in the Prospectus.

The Indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the

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benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Reference Index over the full term of the Notes, (ii) volatility of the level of the Reference Index and the market’s perception of future volatility of the level of the Reference Index, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the original issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which CIBCWM or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by CIBCWM as a result of dealer discounts, mark-ups or other transaction costs.

The Bank’s Estimated Value of the Notes is Lower than the Original Issue Price (Price to Public) of the Notes

The Bank’s estimated value is only an estimate using several factors. The original issue price of the Notes exceeds the Bank’s estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and may Differ from Others’ Estimates

The Bank’s estimated value of the Notes is determined by reference to the Bank’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which the Bank would be willing to buy Notes from you in secondary market transactions. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

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Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Index. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Index, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Valuation Date.

Any of these hedging activities may adversely affect the level of the Reference Index and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Notes Will Not Be Listed on Any Securities Exchange or Any Inter-Dealer Quotation System; There May Be No Secondary Market for the Notes; Potential Illiquidity of the Secondary Market; Holding of the Notes by CIBCWM or Its or Our Affiliates and Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which CIBCWM or any of its affiliates are willing to transact. If none of CIBCWM or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the entire principal amount of the Notes being offered may not be purchased by investors in the initial offering, and CIBCWM or one or more of its or our affiliates may agree to purchase any unsold portion. CIBCWM or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by CIBCWM or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

The Notes Are Not Insured by Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

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Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this Pricing Supplement.

INFORMATION REGARDING THE REFERENCE INDEX

Included in the following pages is a brief description of the Reference Index. This information has been obtained from publicly available sources. Also set forth below are tables that provide the quarterly high and low closing price of the Reference Index. We obtained the historical closing price information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg. The historical performance of the Reference Index should not be taken as an indication of future performance, and no assurances can be given as to the Index End Levels of the Reference Index. We cannot give you assurance that the performance of the Reference Index will result in any positive return on your initial investment.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement. We have not independently verified any of the information herein obtained from outside sources.

This Pricing Supplement relates only to the Notes offered hereby and does not relate to the Reference Index or the securities that make up the Reference Index.

All information regarding the Russell 2000® Index (the “Russell 2000 Index”) set forth in this Pricing Supplement reflects the policies of, and is subject to change by, Russell Investments (“Russell”), the index sponsor. The Russell 2000 Index was developed by Russell and is calculated, maintained and published by Russell. The Russell 2000 Index is reported by Russell on Bloomberg page “RTY <Index>”.

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the “Russell 3000 Index”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 Index and represented, as of May 29, 2015, approximately 8% of the total market capitalization of the Russell 3000 Index. The Russell 3000 Index, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization. All Russell U.S. equity indexes (together, the “Russell U.S. Indexes” or “Russell Indexes”) are subsets of the Russell 3000ETM Index (the “Russell 3000E Index”) which is the broadest U.S. index, containing the largest 4,000 U.S. public companies. The members of the Russell 3000E Index and its subsets are determined each year during annual reconstitution and enhanced quarterly with the addition of initial public offerings.

Additional information on the Russell 2000 Index is available on the following website:

http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this Pricing Supplement.

Historical Performance of the Index

You should not take the historical levels of the Index as an indication of the future performance of the Index. The level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Index. The actual performance of the Index over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

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The table below shows the high, low and final Index Closing Levels for each of the periods noted below. We obtained the Index Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
December 31, 2010	793.28	669.43	783.65
March 31, 2011	843.73	771.71	843.55
June 30, 2011	868.57	772.62	827.43
September 30, 2011	860.37	634.71	644.16
December 31, 2011	769.46	601.71	740.92
March 31, 2012	847.92	736.78	830.30
June 30, 2012	841.06	729.75	798.49
September 30, 2012	868.50	765.05	837.45
December 31, 2012	853.57	763.55	849.35
March 31, 2013	954.00	849.33	951.54
June 30, 2013	1,008.23	898.40	977.48
September 30, 2013	1,082.00	981.30	1,073.79
December 31, 2013	1,167.96	1,037.86	1,163.64
March 31, 2014	1,212.82	1,082.72	1,173.04
June 30, 2014	1,193.96	1,082.72	1,192.96
September 30, 2014	1,213.55	1,101.68	1,101.68
December 31, 2014	1,221.44	1,040.47	1,204.69
March 31, 2015	1,268.16	1,151.29	1,252.77
May 29, 2015*	1,275.35	1,215.41	1,246.53
*	for the period commencing on April 1, 2015 and ending May 29, 2015.

The following graph sets forth the historical performance of the Index the based on daily Index Closing Levels from January 1, 2010 through May 29, 2015. The Index Closing Level on May 29, 2015 was 1,246.53.

Historical Performance of the Russell 2000® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

License Agreement

The Bank has entered into a non-exclusive license agreement with Russell whereby we, in exchange for a fee, are permitted to use the Russell 2000 Index and its related trademarks in connection with certain securities, including the Notes. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and the Bank provides that the following language must be set forth when referring to any Russell Indexes or the Russell trademarks in this Pricing Supplement:

“‘Russell 2000® Index’ and ‘Russell 3000® Index’ are trademarks of Russell Investments and have been licensed for use by Canadian Imperial Bank of Commerce. The securities are not sponsored, endorsed, sold, or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not sponsored, endorsed, sold, or promoted by Russell Investments (‘Russell’). Russell makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Russell 2000® Index (the ‘Russell 2000 Index’) to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Russell’s only relationship to Canadian Imperial Bank of Commerce and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Canadian Imperial Bank of Commerce and its affiliates or the securities. Russell is not responsible for and has not reviewed the securities nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the securities.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CANADIAN

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IMPERIAL BANK OF COMMERCE AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES”.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the Principal Amount at maturity of the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors – The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” and “Additional Risk Factors – Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes” in this Pricing Supplement.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the Notes set forth on the cover of this Pricing Supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which the Bank would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the

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Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

The Bank’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this Pricing Supplement.

CERTAIN BENEFIT PLAN CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) applies (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the securities and not the record holder.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plan. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. Therefore, a fiduciary of a plan should also consider whether an investment in the securities might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA (collectively, “Non-ERISA Arrangements”), are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).

We and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the securities are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

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•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction of the plan receives no less, and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Any purchaser or holder of the securities or any interest in the securities will be deemed to have represented by its purchase and holding that either:

•	no portion of the assets used by such purchaser or holder to acquire or purchase the securities constitutes assets of any plan or Non-ERISA Arrangement; or

•	an administrative or statutory exemption applies to their purchase and holding of the securities and the purchase and holding of the securities by such purchaser or holder will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition of the securities and the availability of exemptive relief.

Purchasers of the securities have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the securities would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or Non-ERISA Arrangements generally or any particular plan or Non-ERISA Arrangement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Certain Income Tax Consequences—United States Taxation” in the accompanying Prospectus Supplement, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus. This discussion is only applicable to you if you are a U.S. Holder and you acquire your Notes in this offering at a price equal to the original offering price, which will be at par, and hold such Notes as capital assets, within the meaning of Section 1221 of the Code, and you are not a member of a class of holders subject to special rules or otherwise excluded from the discussion in the Prospectus Supplement. If you are not a U.S. Holder, please consult your own tax advisor. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes.

We will not attempt to ascertain whether components of the Reference Index would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Internal Revenue Code. If components of the Reference Index were so treated, certain adverse U.S. federal income tax consequences could possibly apply.

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If the Notes are so treated you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the

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difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for Notes of a U.S. holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the maturity date. It is possible that the Internal Revenue Service could assert that a U.S. holder’s holding period in respect of the Notes should end on the date on which the amount the holder is entitled to receive upon the maturity of the Notes is determined, even though the holder will not receive any amounts from us in respect of the Notes prior to the maturity of the Notes. In such case, a U.S. holder may be treated as having a holding period in respect of the Notes that is one year or less even if the holder receives cash upon maturity of the Notes at a time that is more than one year after the beginning of its holding period.

As noted above, there is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. The notice also states that the Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is not clear whether the Notes would be viewed as similar to instruments discussed in such notice, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Similarly, the Internal Revenue Service might assert, and a possible alternative treatment with respect to the Notes would be, to treat the Notes as a single debt instrument. Such a debt instrument may be subject to the special tax rules governing contingent payment debt instruments.

If the Notes are subject to such special rules applicable to contingent payment debt instruments, the amount of interest U.S. holders are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing “original issue discount” or OID on a hypothetical noncontingent debt instrument with that projected payment schedule. In addition to accruing interest income in accordance with the comparable yield, a U.S. holder will be required to make adjustments if the actual amounts that holder receives in any taxable year differs from the projected payment schedule. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the Notes prior to receipt of cash attributable to that income.

U.S. holders will recognize gain or loss on the sale, redemption or maturity of Notes treated as contingent payment debt instruments in an amount equal to the difference, if any, between the amount of cash received at that time and their adjusted basis in the Notes. In general, a U.S. holder’s adjusted basis in such Notes will equal the amount the holder paid for the Notes, increased by the amount of interest that was previously accrued with respect to the Notes. Any such gain will generally be ordinary income and any such loss that will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years, and thereafter will be capital loss. It is also possible that you could be required to recognize gain or loss at any time when the underlying Reference Index (or any component thereof) is modified, adjusted, discontinued or replaced with a successor index. In addition, another alternative treatment might be to treat the Note as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you and (ii) a put option with respect to the Reference Index written by you and purchased by us. One application of this alternative might characterize the Variable Return amount as the put option premium. Other characterizations are also possible.

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The constructive ownership rules of Section 1260 of the Code could possibly apply to notes that have a term in excess of one year, like the Notes, and reference a “pass-thru entity” (as defined in Section 1260(c)(2) of the Code). Examples of “pass-thru entities” include (but are not limited to) regulated investment companies (e.g., most exchange-traded funds), real estate investment trusts, passive foreign investment companies and partnerships. It is not entirely clear as to how Section 1260 applies to an underlying Reference Index that is wholly or partially comprised of “pass-thru entities.” We generally do not intend to make an inquiry as to whether any underlying Reference Index contains any “pass-thru entities”, and it is possible that Notes for which the underlying Reference Index contains a “pass-thru entity” could be wholly or partially subject to Section 1260 of the Code. If your Notes were subject to Section 1260 of the Code, then, among other consequences, all or a portion of any long-term capital gain that you realize upon the sale, redemption or maturity of your notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such recharacterized amount) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of interests in the applicable underlying Reference Index referenced by your Notes on the date that you purchased your Notes and sold those interests on the date of the sale, redemption or maturity of the Notes.

You are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders.

For the treatment regarding backup withholding and information reporting considerations please see the discussion under “Certain Income Tax Consequences—United States Taxation—U.S. Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and the Regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying Prospectus Supplement and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, interest payable on the Notes should not be considered to be “participating debt interest” and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBC World Markets Corp. (“CIBCWM”) will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this Pricing Supplement. CIBCWM intends to purchase each of the Notes from the Bank at a purchase price equal to the price to public net of a commission of             % of the Principal Amount of such Notes. Any Notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for Notes purchased by certain fee-based advisory accounts may vary between             % and             % of the face amount of the Notes. Any sale of a Note to a fee-based advisory account at a price to public below             % of the face amount will reduce the agent’s commission specified on the cover page of this Pricing Supplement with respect to such Note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the securities dealer or dealers involved in the sale of the Notes to such advisory account but not by more than 2.25% of the face amount of the Notes. If all of the offered Notes are not sold at the price to public, CIBCWM may change the offering price and the other selling terms. In addition to offers and sales at the price to public, CIBCWM may offer the Notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

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The Bank may use this pricing supplement in the initial sale of the Notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying Prospectus Supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

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